[LOEB & LOEB LLP Letterhead]

December 16, 2003

EDGAR Operations Branch
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re:	Withdrawal Request

Ladies and Gentlemen:

        We hereby request the immediate withdrawal of the Form 8-A12B filed with the Commission on December 16, 2003 on behalf of Acorda Therapeutics, Inc. (Accession No. 0001047469-03-041073) in order to enable Acorda to file a Form 8-A12G.

        If you have any questions concerning this request for withdrawal, please contact the undersigned at 212-407-4122.

Sincerely,
/s/ TAHRA BROWN Loeb & Loeb LLP